August 31, 2011

VIA EDGAR

Ms. Heather Clark

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Morris Publishing Group, LLC

Item 4.01 Form 8-K

Filed August 19, 2011

File No. 333-112246

Dear Ms. Clark:

This letter is in response to your comment letter dated August 29, 2011 regarding our Item 4.01 Form 10-K filed August 19, 2011. The following is our response to your comment.

SEC comment #1:

Please amend your Form 8-K to cover both the interim period from the date of the last audited financial statements through the date of dismissal of the prior accountants and date of hire of new accountants. See Items 304(a)(1)(iv) and 304(a)(2) of Regulation S-K. Include an updated letter from your former auditor addressing your revised disclosure as an exhibit to your Form 8-K/A.

SEC comment #1 response: We have amended our Form 8-K and are contemporaneously filing a Form 8-K/A to cover both the interim period from the date of the last audited financial statements through the date of dismissal of the prior accountants and date of hire of new accountants. Exhibit 16.1 to the Form 8-K/A includes an updated letter from our former auditor addressing our revised disclosure.

As requested in your letter of August 29, 2011, we acknowledge the following:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing.

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

We hope that our responses have adequately addressed your concerns. Please let us know if you need additional information or clarification. In the event you have further comments concerning the matters contained in this letter, if practicable, such comments may be addressed telephonically to the undersigned at (706) 828-4376 or our legal counsel Mark Burgreen at (706) 828-2009.

Very truly yours,

/s/ Steve K. Stone
Steve K. Stone Sr. Vice President, Chief Financial Officer